Exhibit 99.1

<u>JOINT FILING AGREEMENT</u>

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of July 1, 2025, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Viemed Healthcare, Inc., a British Columbia, Canada corporation, and such statement to which this Joint Filing Agreement is attached as an exhibit is filed on behalf of each of the undersigned. Each undersigned acknowledges that each undersigned shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each undersigned hereby further agrees that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

FORAGER FUND, LP

By: Forager Capital Management, LLC,
                            its General Partner

By: /s/ Robert MacArthur
                            Robert MacArthur
                            Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By: /s/ Robert MacArthur
                            Robert MacArthur
                            Managing Partner

EDWARD KISSEL

/s/ Edward Kissel
Edward Kissel

ROBERT MACARTHUR

/s/ Robert MacArthur
Robert MacArthur